

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Samuel Cochrane
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

      Re: Sierra Wireless, Inc.
            Form 40-F for the Year Ended December 31, 2019
            Filed March 11, 2020
            File No. 000-30718

Dear Mr. Cochrane:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing